SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: HY11 Part 3 of 5

Part 3 of 5

Financial statements IFRS

Condensed consolidated income statement

For the six month period ended 30 June 2011

6 months 2011 €m		6 months 2011 £m			6 months 2010 £m			Full year 2010 £m
Total		Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	Income
20,133	Gross written premiums	15,398	2,118	17,516	17,223	2,515	19,738	31,805	4,469	36,274
(1,166)	Premiums ceded to reinsurers	(942)	(73)	(1,015)	(848)	(64)	(912)	(1,739)	(124)	(1,863)
-	Internal reinsurance revenue	2	(2)	-	5	(5)	-	5	(5)	-
18,967	Premiums written net of reinsurance	14,458	2,043	16,501	16,380	2,446	18,826	30,071	4,340	34,411
(398)	Net change in provision for unearned premiums	(290)	(56)	(346)	(150)	(90)	(240)	(73)	(2)	(75)
18,569	Net earned premiums	14,168	1,987	16,155	16,230	2,356	18,586	29,998	4,338	34,336
938	Fee and commission income	719	97	816	770	149	919	1,450	332	1,782
7,153	Net investment income	5,787	436	6,223	6,911	2,422	9,333	18,749	3,244	21,993
206	Share of profit/(loss) after tax of joint ventures and associates	152	28	180	91	(6)	85	141	(10)	131
(49)	(Loss)/ profit on the disposal and re- measurement of subsidiaries and associates	(11)	(32)	(43)	28	-	28	163	(4)	159
26,817		20,815	2,516	23,331	24,030	4,921	28,951	50,501	7,900	58,401
	Expenses
(16,710)	Claims and benefits paid, net of recoveries from reinsurers	(13,063)	(1,475)	(14,538)	(12,519)	(2,111)	(14,630)	(24,918)	(4,234)	(29,152)
(2,354)	Change in insurance liabilities, net of reinsurance	(1,139)	(909)	(2,048)	(2,720)	(587)	(3,307)	(6,608)	(569)	(7,177)
(2,357)	Change in investment contract provisions	(1,957)	(94)	(2,051)	(2,641)	(81)	(2,722)	(8,693)	(48)	(8,741)
94	Change in unallocated divisible surplus	101	(19)	82	(538)	(15)	(553)	362	(33)	329
(2,911)	Fee and commission expense	(2,341)	(192)	(2,533)	(2,947)	(231)	(3,178)	(5,433)	(434)	(5,867)
(1,969)	Other expenses	(1,422)	(291)	(1,713)	(1,328)	(541)	(1,869)	(2,573)	(964)	(3,537)
(692)	Finance costs	(339)	(262)	(601)	(294)	(316)	(610)	(699)	(723)	(1,422)
(26,899)		(20,160)	(3,242)	(23,402)	(22,987)	(3,882)	(26,869)	(48,562)	(7,005)	(55,567)
(82)	Profit/(loss) before tax	655	(726)	(71)	1,043	1,039	2,082	1,939	895	2,834
4	Tax attributable to policyholders' returns	3	-	3	(31)	-	(31)	(394)	-	(394)
(78)	Profit/(loss) before tax attributable to shareholders' profits	658	(726)	(68)	1,012	1,039	2,051	1,545	895	2,440
14	Tax expense	(190)	202	12	(309)	(268)	(577)	(717)	(225)	(942)
(4)	Less: tax attributable to policyholders' returns	(3)	-	(3)	31	-	31	394	-	394
10	Tax attributable to shareholders' profits	(193)	202	9	(278)	(268)	(546)	(323)	(225)	(548)
(68)	Profit/(loss) for the period	465	(524)	(59)	734	771	1,505	1,222	670	1,892
	Attributable to:
144	Equity shareholders of Aviva plc	443	(318)	125	651	430	1,081	1,105	358	1,463
(212)	Non-controlling interests	22	(206)	(184)	83	341	424	117	312	429
(68)		465	(524)	(59)	734	771	1,505	1,222	670	1,892
	Earnings per share
4.7c	Basic (pence per share)	15.4p	(11.3)p	4.1p	23.1p	15.7p	38.8p	37.6p	12.8p	50.4p
4.6c	Diluted (pence per share)	15.1p	(11.1)p	4.0p	22.9p	15.3p	38.2p	37.0p	12.6p	49.6p

Condensed consolidated statement of comprehensive income

For the six month period ended 30 June 2011

6 months 2011 €m		6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
534	Profit for the period from continuing operations	465	734	1,222
(602)	(Loss)/profit for the period from discontinued operations	(524)	771	670
(68)	Total (loss)/ profit for the period	(59)	1,505	1,892

	Other comprehensive income from continuing operations:
	Investments classified as available for sale
64	Fair value gains	56	392	505
(44)	Fair value gains transferred to profit on disposals	(38)	(35)	(73)
9	Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement	8	49	78
	Owner-occupier properties
1	Fair value gains/(losses)	1	1	(14)
(69)	Share of other comprehensive income of joint ventures and associates	(60)	(3)	-
25	Actuarial gains/(losses) on pension schemes	22	(255)	1,078
(34)	Other pension scheme movements transferred to unallocated divisible surplus	(30)	-	(18)
240	Foreign exchange rate movements	209	(41)	55
(24)	Aggregate tax effect - shareholder tax	(21)	(108)	(116)
168	Other comprehensive income, net of tax from continuing operations	147	-	1,495
94	Other comprehensive income, net of tax from discontinued operations	82	(453)	(64)
262	Total other comprehensive income, net of tax	229	(453)	1,431

702	Total comprehensive income for the period from continuing operations	612	734	2,717
(508)	Total comprehensive income for the period from discontinued operations	(442)	318	606
194	Total comprehensive income for the period	170	1,052	3,323

	Attributable to:
269	Equity shareholders of Aviva plc	234	942	2,950
(75)	Non-controlling interests	(64)	110	373
194		170	1,052	3,323

Condensed consolidated statement of changes in equity

For the six month period ended 30 June 2011

6 months 2011 €m		6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
19,694	Balance at 1 January	17,725	15,086	15,086
(66)	(Loss)/profit for the period	(59)	1,505	1,892
254	Other comprehensive income	229	(453)	1,431
188	Total comprehensive income for the period	170	1,052	3,323
(511)	Dividends and appropriations	(460)	(424)	(757)
204	Shares issued in lieu of dividends	184	151	209
28	Capital contributions from non-controlling interests	25	1	42
(667)	Movements in ordinary shareholder equity following deconsolidation of Delta Lloyd	(600)	-	-
(1,967)	Movements in non controlling interests following deconsolidation of Delta Lloyd	(1,770)	-	-
(84)	Minority share of dividends declared in the period applicable to non-controlling interests	(76)	(81)	(187)
-	Non-controlling interest in disposed subsidiaries	-	-	3
(12)	Changes in non-controlling interest in existing subsidiaries	(11)	(43)	(38)
-	Shares acquired by employee trusts	-	-	(14)
20	Reserves credit for equity compensation plans	18	36	41
-	Aggregate tax effect - shareholder tax	-	-	17
16,893	Balance at 30 June/31 December	15,205	15,778	17,725

Condensed consolidated statement of financial position

As at 30 June 2011

30 June 2011 €m		30 June 2011 £m	30 June 2010 £m	31 December 2010 £m
	Assets
3,137	Goodwill	2,823	3,377	3,391
2,662	Acquired value of in-force business and intangible assets	2,396	2,642	2,806
2,393	Interests in, and loans to, joint ventures	2,154	1,871	1,994
1,586	Interests in, and loans to, associates	1,427	1,268	643
519	Property and equipment	467	686	750
12,484	Investment property	11,236	12,536	13,064
27,587	Loans	24,828	41,394	43,074
253,341	Financial investments	228,006	236,582	253,288
7,300	Reinsurance assets	6,570	7,271	7,084
151	Deferred tax assets	136	288	288
124	Current tax assets	112	269	198
10,300	Receivables	9,271	9,041	8,295
6,618	Deferred acquisition costs and other assets	5,956	5,365	6,072
3,767	Prepayments and accrued income	3,390	3,576	3,691
25,673	Cash and cash equivalents	23,106	28,446	25,455
809	Assets of operations classified as held for sale	728	6	14
358,451	Total assets	322,606	354,618	370,107
	Equity
	Capital
796	Ordinary share capital	716	701	705
222	Preference share capital	200	200	200
1,018		916	901	905
	Capital reserves
1,316	Share premium	1,184	1,198	1,194
3,634	Merger reserve	3,271	3,271	3,271
4,950		4,455	4,469	4,465
(36)	Shares held by employee trusts	(32)	(68)	(32)
1,922	Other reserves	1,729	1,978	2,245
5,892	Retained earnings	5,303	3,971	5,411
13,746	Equity attributable to shareholders of Aviva plc	12,371	11,251	12,994
1,100	Direct capital instrument	990	990	990
2,048	Non-controlling interests	1,844	3,537	3,741
16,894	Total equity	15,205	15,778	17,725
	Liabilities
166,128	Gross insurance liabilities	149,515	171,182	177,700
132,538	Gross liabilities for investment contracts	119,284	107,203	117,787
3,637	Unallocated divisible surplus	3,273	4,225	3,428
9,706	Net asset value attributable to unitholders	8,735	9,842	9,032
1,226	Provisions	1,103	4,003	2,943
1,296	Deferred tax liabilities	1,166	1,246	1,758
277	Current tax liabilities	249	455	314
9,869	Borrowings	8,882	14,127	14,949
13,366	Payables and other financial liabilities	12,029	22,800	20,292
3,133	Other liabilities	2,822	3,757	4,179
381	Liabilities of operations classified as held for sale	343	-	-
341,557	Total liabilities	307,401	338,840	352,382
358,451	Total equity and liabilities	322,606	354,618	370,107

Condensed consolidated statement of cash flows

For the six month period ended 30 June 2011

The cash flows presented in this statement cover all the Group's activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	6 months 2011 £m	6 months 2010 £m	Full Year 2010 £m
Cash flows from operating activities
Cash generated from continuing operations	(1,425)	4,560	1,337
Tax paid	(198)	(184)	(412)
Net cash from operating activities - continuing operations	(1,623)	4,376	925
Net cash from operating activities - discontinued operations	(15)	855	882
Total net cash from operating activities	(1,638)	5,231	1,807
Cash flows from investing activities
Acquisitions of, and additions to subsidiaries, joint ventures and associates, net of cash acquired	(119)	(156)	542
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	51	49	222
Disposal of non-controlling interest in subsidiary	-	15	15
New loans to joint ventures and associates	(19)	-	(64)
Repayment of loans to joint ventures and associates	1	17	5
Net new loans to joint ventures and associates	(18)	17	(59)
Purchases of property and equipment	(39)	(40)	(161)
Proceeds on sale of property and equipment	34	13	18
Purchases of intangible assets	(29)	(11)	(131)
Net cash (used in)/from investing activities - continuing operations	(120)	(113)	446
Net cash (used in)/from investing activities - discontinued operations	(512)	(28)	(82)
Total net cash (used in)/from investing activities	(632)	(141)	364
Cash flows from financing activities
Proceeds from issue of ordinary shares, net of transaction costs	-	1	-
Treasury shares purchased for employee trusts	-	-	(14)
New borrowings drawn down, net expenses	718	223	2,885
Repayment of borrowings	(254)	(287)	(2,059)
Net drawdown/(repayment) of borrowings	464	(64)	826
Interest paid on borrowings	(290)	(289)	(696)
Preference dividends paid	(9)	(9)	(17)
Ordinary dividends paid	(267)	(264)	(472)
Coupon payments on direct capital instruments	-	-	(59)
Capital contributions from non-controlling interests	25	1	42
Dividends paid to non-controlling interests of subsidiaries	(76)	(64)	(157)
Net cash (used in)/from financing activities - continuing operations	(153)	(688)	(547)
Net cash (used in)/from financing activities - discontinued operations	(516)	(401)	(821)
Total net cash (used in)/from financing activities	(669)	(1,089)	(1,368)
Total net (decrease)/increase in cash and cash equivalents	(2,939)	4,001	803
Cash and cash equivalents at 1 January	24,695	24,251	24,251
Effect of exchange rate changes on cash and cash equivalents	504	(961)	(359)
Cash and cash equivalents at 30 June /31 December	22,260	27,291	24,695

Further detail on cash and cash equivalents is provided in note A15 on page 63.

A1 - Basis of preparation

(a)
The condensed financial statements for the six months to 30 June 2011 have been prepared using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). These include IAS 34, Interim Financial Reporting, which specifically addresses the contents of interim condensed financial statements. The results apply the accounting policies set out in Aviva plc's 2010 Annual Report and Accounts with Delta Lloyd presented as a discontinued operation in these financial statements, as explained in note 3(b).

            During 2009 and 2010, the IASB issued amendments to IFRS 1, First Time Adoption of IFRS, IAS 24, Related Party Disclosures, and IAS 32, Financial Instruments - Presentation, and the results of its annual improvements project, all of which have been endorsed by the EU. In addition, IFRIC interpretation 19, Extinguishing Financial Liabilities with Equity Instruments, and an amendment to interpretation 14, IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, issued in 2008 and 2009, have now been endorsed by the EU.

These are all applicable for the first time in the current accounting period and are now reflected in the Group's financial reporting, with no material impact.

            The results for the six months to 30 June 2011 and 2010 are unaudited but have been reviewed by the auditor, Ernst & Young LLP. The interim results do not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The results for the full year 2010 have been taken from the Group's 2010 Annual Report and Accounts and do not in themselves constitute statutory accounts. The auditor has reported on the 2010 financial statements and the report was unqualified and did not contain a Statement under section 498 (2) or (3) of the Companies Act 2006. The Group's 2010 Report and Accounts have been filed with the Registrar of Companies.

            After making enquiries, the directors have a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

(b)
 Items included in the financial statements of each of the Group's entities are measured in the currency of the primary economic environment in which that entity operates (the 'functional currency'). The consolidated financial statements are stated in sterling, which is the Company's functional and presentational currency. Unless otherwise noted, the amounts shown in the financial statements are in millions of pounds sterling (£m). As supplementary information, consolidated financial information is also presented in euros, with income and cash flow items translated at the average exchange rate for the period and statement of financial position items at the period end exchange rate.

A2 - Exchange rates

The Group's principal overseas operations during the period were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at the average rates for the period and the assets and liabilities have been translated at the period end rates as follows:

	6 months 2011	6 months 2010	Full year 2010
Eurozone
- Average rate (€1 equals)	£0.87	£0.87	£0.85
- Period end rate (€1 equals)	£0.90	£0.82	£0.86
United States
- Average rate ($US1 equals)	£0.62	£0.65	£0.65
- Period end rate ($US1 equals)	£0.62	£0.67	£0.64

Total foreign currency movements during the period resulted in a gain recognised in the income statement of £61 million (30 June 2010: £22 million loss; 31 December 2010: £34 million gain).

A3 - Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries that the Group has made during the period, together with details of businesses held for sale at the period end.

(a) Acquisitions
There were no material acquisitions in the six months ended 30 June 2011.

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates
The (loss)/ profit on the disposal and remeasurement of subsidiaries, joint ventures and associates comprises:

	6 months 2011 £m	6 months 2010 £m	Full Year 2010 £m
Continuing operations
United Kingdom
RBS Life and RBS Collective	-	-	128
Non-core operations	(3)	4	4
France	-	24	26
Other small operations	(8)	-	5
(Loss)/ profit on disposal and remeasurement from continuing operations	(11)	28	163
Loss on disposal from discontinued operations (see below)	(32)	-	(4)
Total (loss)/profit on disposal and remeasurement	(43)	28	159

Delta Lloyd
On 6 May 2011, the Group sold 25 million shares in Delta Lloyd N.V. ("Delta Lloyd") (the Group's Dutch long-term insurance, general insurance and fund management operation), reducing our holding to 42.7% of Delta Lloyd's ordinary share capital, representing 40% of shareholder voting rights. As the Group no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd. Accordingly, from 6 May 2011 the Group has ceased to consolidate the results and net assets of Delta Lloyd.
      Cash consideration of £380 million was received for the sale of shares, and £8 million of costs are attributable to the disposal transaction.
      The Group retains significant influence over Delta Lloyd through its 42.7% shareholding (42.2% at 30 June 2011) and contractual right to appoint two members of Delta Lloyd's supervisory board. Our continuing interest in Delta Lloyd has been classified as an associate and initially re-measured at fair value as at 6 May 2011, using the closing market value of the Delta Lloyd shares listed on Euronext on that day. As Delta Lloyd is no longer consolidated, equity reserves for accumulated currency translation differences and accumulated fair value differences on available for sale financial investments relating to that company have been recycled to the income statement. Equity reserves relating to Delta Lloyd's owner-occupied property have been transferred directly to retained earnings.
      The transaction results in the loss of control of a major geographical area of operations, previously presented as 'Delta Lloyd' in the segmental reporting note. The results of Delta Lloyd, up to the transaction date as well as those for the comparative period have therefore been classified as discontinued operations. The Group's share of the profits of its retained interest in Delta Lloyd as an associate after the transaction date form part of continuing operations.
      The loss on the disposal of Delta Lloyd is calculated as follows:

6 months 2011 £m
Net cash proceeds from disposal	372
Fair value of continuing interest in associate at 6 May 2011	1,116
Currency translation and investment valuation equity reserves recycled to the income statement	600
Consolidated net assets of Delta Lloyd as at 6 May 2011, net of non-controlling interests	(2,120)
Loss on disposal recognised through the income statement	(32)

The tax on the loss on the disposal of Delta Lloyd is £nil.

A3 - Subsidiaries continued

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates continued
Aviva's interest in the carrying value of Delta Lloyd's IFRS net assets prior to disposal and fair value adjustments at the date of initial recognition of the associate were as follows:

£m
Assets
Goodwill	316
Acquired value of in-force business and intangible assets	59
Interests in, and loans to, joint ventures and associates	359
Property and equipment	242
Investment property	2,131
Loans	20,196
Financial investments	34,081
Deferred acquisition costs	195
Other assets	3,528
Total assets	61,107
Liabilities
Insurance liabilities	32,481
Liabilities for investment contracts	3,355
Unallocated divisible surplus	144
Net asset value attributable to unitholders	631
External borrowings	6,499
Other liabilities	14,107
Total liabilities	57,217
Net assets	3,890
Non-controlling interests before disposal	(1,770)
Group's share of net assets before disposal	2,120
Net assets sold (14.9%)	(577)
Fair value adjustments on initial recognition of associate	(427)
Residual interest in associate	1,116

(c) Assets and liabilities of operations classified as held for sale
The assets and liabilities of operations classified as held for sale as at 30 June 2011 relate to RAC Limited (formerly RAC plc), our investment management business in Australia and our interest in a joint venture in Taiwan, and are as follows:

	30 June 2011 £m	30 June 2010 £m	31 December 2010 £m
Assets
Goodwill	284	-	-
Intangible assets	229	-	-
Interests in, and loans to, joint ventures and associates	14	6	14
Property and equipment	31	-	-
Investments	3	-	-
Receivables and other financial assets	158	-	-
Prepayments and accrued income	9	-	-
Total assets	728	6	14
Liabilities
Insurance liabilities	(149)	-	-
Other liabilities	(194)	-	-
Total liabilities	(343)	-	-
Net assets	385	6	14

On 23 June 2011, the Group announced that it had agreed to sell RAC Limited ("RAC") to The Carlyle Group for £1.0 billion. Completion, which is subject to regulatory and other approvals, is expected at the end of the third quarter of 2011. Aviva will continue its commercial relationship with RAC, both as a key underwriter of motor insurance on RAC's panel and as a partner, selling RAC breakdown cover to our customers. The Group will retain the RAC (2003) Pension Scheme which, at 30 June 2011, had an IAS 19 deficit of £138 million. The assets and liabilities of RAC, excluding this pension scheme obligation, have been classified as held for sale, at their carrying values, in the consolidated statement of financial position as at 30 June 2011.
      The operations held for sale at 30 June 2010 comprised an associate in Australia which was sold later in 2010. The figure at 31 December 2010 related to our interest in the Taiwan joint venture only.

A4 - Segmental information

The Group's results can be segmented, either by activity or by geography. Our primary reporting format is on regional reporting lines, with supplementary information being given by business activity. This note provides segmental information on the consolidated income statement and statement of financial position.

(a) Operating segments
The Group has determined its operating segments along regional lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group Chief Executive for the operating segment for which he is responsible. The activities of each operating segment are described below:

United Kingdom
The United Kingdom comprises two operating segments - UK Life and UK General Insurance (UK GI). The principal activities of UK Life are life insurance, long-term health and accident insurance, savings, pensions and annuity business, whilst UK GI provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses. UK GI also includes the RAC motor recovery business, the Group reinsurance result and the results of run-off agency business.

Aviva Europe
Activities reported in the Aviva Europe operating segment exclude operations in the UK and Delta Lloyd but include those in Russia and Turkey. Principal activities are long-term business in France, Ireland, Italy, Poland and Spain, and general insurance in France, Ireland and Italy.

North America
Our activities in North America principally comprise our long-term business operation in the US and general insurance business operation in Canada.

Asia Pacific
Our activities in Asia Pacific principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Sri Lanka, Taiwan, Malaysia, South Korea and Indonesia.

Aviva Investors
Aviva Investors operates in most of the regions in which the Group operates, in particular the UK, France, the US and Canada and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs.

Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in 'Other Group activities'. Similarly, central core structural borrowings and certain tax balances are included in 'Other Group activities' in the segmental statement of financial position. Also included here are consolidation and elimination adjustments.

Delta Lloyd and discontinued operations
The activities of Delta Lloyd comprise long-term business operations in the Netherlands, Belgium and Germany and general insurance, fund management and banking operations in the Netherlands.
      As set out in note A3, on 6 May 2011 the Group ceased to hold a majority of the shareholder voting rights in Delta Lloyd and therefore the results of Delta Lloyd up to 6 May 2011 are presented as discontinued operations. After this date, the Group ceased to consolidate Delta Lloyd. The Group's share of the profits of its retained interest in Delta Lloyd as an associate are shown within the Delta Lloyd segment within continuing operations.

Measurement basis
The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are on normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:
  (i)   profit or loss from operations before tax attributable to shareholders

(ii)  profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management's control, including investment market performance and fiscal policy changes

A4 - Segmental information continued

(i) Segmental income statement for the six month period ended 30 June 2011

	United Kingdom
	Life £m	GI# £m	Aviva Europe £m	North America £m	Asia Pacific £m	Aviva Investors† £m	Delta Lloyd £m	Other Group activities £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	3,592	2,325	6,465	2,675	341	-	-	-	15,398	2,118	17,516
Premiums ceded to reinsurers	(460)	(71)	(274)	(101)	(36)	-	-	-	(942)	(73)	(1,015)
Internal reinsurance revenue	-	11	(4)	(4)	(1)	-	-	-	2	(2)	-
Net written premiums	3,132	2,265	6,187	2,570	304	-	-	-	14,458	2,043	16,501
Net change in provision for unearned premiums	(29)	(124)	(112)	(18)	(7)	-	-	-	(290)	(56)	(346)
Net earned premiums	3,103	2,141	6,075	2,552	297	-	-	-	14,168	1,987	16,155
Fee and commission income	158	88	278	16	4	175	-	-	719	97	816
	3,261	2,229	6,353	2,568	301	175	-	-	14,887	2,084	16,971
Net investment income	2,873	212	1,236	1,165	83	28	-	190	5,787	436	6,223
Inter-segment revenue	-	-	-	-	-	89	-	-	89	-	89
Share of profit of joint ventures and associates	112	-	4	-	14	2	20	-	152	28	180
Loss on the disposal of subsidiaries and associates	-	(3)	(8)	-	-	-	-	-	(11)	(32)	(43)
Segmental income*	6,246	2,438	7,585	3,733	398	294	20	190	20,904	2,516	23,420
Claims and benefits paid, net of recoveries from reinsurers	(4,363)	(1,451)	(5,162)	(1,892)	(195)	-	-	-	(13,063)	(1,475)	(14,538)
Change in insurance liabilities, net of reinsurance	247	105	(464)	(959)	(68)	-	-	-	(1,139)	(909)	(2,048)
Change in investment contract provisions	(784)	-	(1,071)	(43)	-	(59)	-	-	(1,957)	(94)	(2,051)
Change in unallocated divisible surplus	(194)	-	329	-	(34)	-	-	-	101	(19)	82
Amortisation of acquired value of in-force business	(2)	-	(20)	(74)	(2)	-	-	-	(98)	(1)	(99)
Depreciation and other amortisation expense	(33)	(14)	(20)	(35)	(3)	(7)	-	-	(112)	(9)	(121)
Other operating expenses	(547)	(833)	(1,003)	(456)	(75)	(199)	-	(400)	(3,513)	(471)	(3,984)
Impairment losses**	-	(30)	(1)	(9)	-	-	-	-	(40)	(2)	(42)
Inter-segment expenses	(44)	-	(9)	(36)	-	-	-	-	(89)	-	(89)
Finance costs	(92)	(17)	(13)	(14)	-	(2)	-	(201)	(339)	(262)	(601)
Segmental expenses	(5,812)	(2,240)	(7,434)	(3,518)	(377)	(267)	-	(601)	(20,249)	(3,242)	(23,491)
Profit/(loss) before tax	434	198	151	215	21	27	20	(411)	655	(726)	(71)
Tax attributable to policyholders' returns	8	-	(3)	-	(2)	-	-	-	3	-	3
Profit/(loss) before tax attributable to shareholders	442	198	148	215	19	27	20	(411)	658	(726)	(68)
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	(3)	11	2	-	-	-	(10)	-	-	-
Investment return variances and economic assumption changes on long-term business	(44)	-	250	(16)	(3)	-	-	-	187	820	1,007
Short-term fluctuation in return on investments backing non-long-term business	-	21	66	(22)	-	-	-	15	80	60	140
Economic assumption changes on general insurance and health business	-	7	1	-	-	-	-	-	8	-	8
Impairment of goodwill	20	-	-	-	-	-	-	-	20	-	20
Amortisation and impairment of intangibles	11	2	8	31	1	3	-	-	56	5	61
(Profit)/loss on the disposal of subsidiaries and associates	-	3	8	-	-	-	-	-	11	32	43
Integration and restructuring costs	35	11	33	9	-	11	-	12	111	-	111
Exceptional items	-	-	-	-	-	-	-	-	-	-	-
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	-	-	-	8	-	8	-	8
Share of Delta Lloyd's tax expense, as an associate	-	-	-	-	-	-	7	-	7	-	7
Operating profit/(loss) before tax attributable to shareholders	464	239	525	219	17	41	35	(394)	1,146	191	1,337

*  Total reported income, excluding inter-segment revenue, is split United Kingdom £8,684 million, France £3,986 million, Netherlands £2,802 million, USA £2,610 million and Rest of the World £2,733 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

** Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £8 million and £nil million respectively.
† Aviva Investors operating profit includes £2 million profit relating to the Aviva Investors Pooled Pension business.
# United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.

A4 - Segmental information continued

(ii) Segmental income statement for the six month period ended 30 June 2010

	United Kingdom
	Life £m	GI# £m	Aviva Europe £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	3,576	2,157	7,897	3,283	310	-	-	17,223	2,515	19,738
Premiums ceded to reinsurers	(308)	(178)	(233)	(105)	(24)	-	-	(848)	(64)	(912)
Internal reinsurance revenue	―	37	(14)	(16)	(2)	-	-	5	(5)	-
Net written premiums	3,268	2,016	7,650	3,162	284	-	-	16,380	2,446	18,826
Net change in provision for unearned premiums	(12)	(23)	(115)	5	(5)	-	-	(150)	(90)	(240)
Net earned premiums	3,256	1,993	7,535	3,167	279	-	-	16,230	2,356	18,586
Fee and commission income	167	138	269	29	3	164	-	770	149	919
	3,423	2,131	7,804	3,196	282	164	-	17,000	2,505	19,505
Net investment income	2,933	219	2,126	789	14	71	759	6,911	2,422	9,333
Inter-segment revenue	-	-	-	-	-	90	-	90	-	90
Share of profit/(loss) of joint ventures and associates	77	-	3	-	11	-	-	91	(6)	85
Profit on the disposal of subsidiaries and associates	-	4	24	-	-	-	-	28	-	28
Segmental income*	6,433	2,354	9,957	3,985	307	325	759	24,120	4,921	29,041
Claims and benefits paid, net of recoveries from reinsurers	(4,099)	(1,429)	(4,807)	(1,979)	(205)	-	-	(12,519)	(2,111)	(14,630)
Change in insurance liabilities, net of reinsurance	(1,067)	114	(445)	(1,238)	(84)	-	-	(2,720)	(587)	(3,307)
Change in investment contract provisions	240	-	(2,696)	(89)	-	(96)	-	(2,641)	(81)	(2,722)
Change in unallocated divisible surplus	(62)	-	(531)	-	55	-	-	(538)	(15)	(553)
Amortisation of acquired value of in-force business	-	-	(23)	(71)	(2)	-	-	(96)	(2)	(98)
Depreciation and other amortisation expense	(4)	(22)	(21)	(35)	(2)	(4)	-	(88)	(16)	(104)
Other operating expenses	(625)	(798)	(980)	(356)	(66)	(195)	(1,013)	(4,033)	(708)	(4,741)
Impairment losses**	(4)	(3)	(1)	(50)	-	-	-	(58)	(46)	(104)
Inter-segment expenses	(45)	(2)	(8)	(35)	-	-	-	(90)	-	(90)
Finance costs	(103)	(10)	(6)	(8)	-	(2)	(165)	(294)	(316)	(610)
Segmental expenses	(5,769)	(2,150)	(9,518)	(3,861)	(304)	(297)	(1,178)	(23,077)	(3,882)	(26,959)
Profit/(loss) before tax	664	204	439	124	3	28	(419)	1,043	1,039	2,082
Tax attributable to policyholders' returns	(25)	-	(6)	-	-	-	-	(31)	-	(31)
Profit/(loss) before tax attributable to shareholders	639	204	433	124	3	28	(419)	1,012	1,039	2,051
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	(5)	4	2	-	1	(3)	-	-	-
Investment return variances and economic assumption changes on long-term business	(199)	-	10	68	10	-	-	(111)	(951)	(1,062)
Short-term fluctuation in return on investments backing non-long-term business	-	(45)	(29)	(35)	-	-	83	(26)	20	(6)
Economic assumption changes on general insurance and health business	-	58	2	4	-	-	-	64	-	64
Impairment of goodwill	2	-	-	-	-	-	-	2	-	2
Amortisation and impairment of intangibles	1	5	10	32	1	2	-	51	9	60
Profit on the disposal of subsidiaries and associates	-	(4)	(24)	-	-	-	-	(28)	-	(28)
Integration and restructuring costs	12	12	28	4	-	11	5	72	-	72
Exceptional items	-	-	-	10	-	-	-	10	107	117
Operating profit/(loss) before tax attributable to shareholders	456	225	434	209	14	42	(334)	1,046	224	1,270

*  Total reported income, excluding inter-segment revenue, is split United Kingdom £8,787 million, France £4,511 million, Netherlands £4,921 million, USA £2,842 million and Rest of the World £7,935 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

** Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £49 million and £nil respectively.
# United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.

A4 - Segmental information continued

(iii) Segmental income statement for the year ended 31 December 2010

	United Kingdom
	Life £m	GI# £m	Aviva Europe £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Continuing operations £m	Discontinued operations £m	Total £m
Gross written premiums	6,572	4,405	13,507	6,680	641	-	-	31,805	4,469	36,274
Premiums ceded to reinsurers	(673)	(333)	(452)	(221)	(60)	-	-	(1,739)	(124)	(1,863)
Internal reinsurance revenue	-	37	(14)	(16)	(2)	-	-	5	(5)	-
Net written premiums	5,899	4,109	13,041	6,443	579	-	-	30,071	4,340	34,411
Net change in provision for unearned premiums	(12)	(16)	(68)	29	(6)	-	-	(73)	(2)	(75)
Net earned premiums	5,887	4,093	12,973	6,472	573	-	-	29,998	4,338	34,336
Fee and commission income	302	248	512	41	6	341	-	1,450	332	1,782
	6,189	4,341	13,485	6,513	579	341	-	31,448	4,670	36,118
Net investment income	10,945	424	3,961	2,223	211	171	814	18,749	3,244	21,993
Inter-segment revenue	-	-	-	-	-	214	-	214	-	214
Share of profit/(loss) of joint ventures and associates	128	-	(14)	-	33	3	(9)	141	(10)	131
Profit/(loss) on the disposal of subsidiaries and associates	128	5	26	1	-	-	3	163	(4)	159
Segmental income*	17,390	4,770	17,458	8,737	823	729	808	50,715	7,900	58,615
Claims and benefits paid, net of recoveries from reinsurers	(8,144)	(2,829)	(9,413)	(4,069)	(463)	-	-	(24,918)	(4,234)	(29,152)
Change in insurance liabilities, net of reinsurance	(2,923)	237	(687)	(3,020)	(215)	-	-	(6,608)	(569)	(7,177)
Change in investment contract provisions	(3,300)	-	(5,034)	(129)	-	(230)	-	(8,693)	(48)	(8,741)
Change in unallocated divisible surplus	(166)	-	478	-	50	-	-	362	(33)	329
Amortisation of acquired value of in-force business	-	-	(43)	(115)	(4)	-	-	(162)	(12)	(174)
Depreciation and other amortisation expense	(71)	(42)	(54)	(82)	(5)	(10)	-	(264)	(37)	(301)
Other operating expenses	(1,300)	(1,636)	(2,060)	(834)	(140)	(425)	(1,101)	(7,496)	(1,226)	(8,722)
Impairment losses**	-	(3)	-	(81)	-	-	-	(84)	(123)	(207)
Inter-segment expenses	(125)	(2)	(16)	(71)	-	-	-	(214)	-	(214)
Finance costs	(193)	(38)	(18)	(27)	-	(3)	(420)	(699)	(723)	(1,422)
Segmental expenses	(16,222)	(4,313)	(16,847)	(8,428)	(777)	(668)	(1,521)	(48,776)	(7,005)	(55,781)
Profit/(loss) before tax	1,168	457	611	309	46	61	(713)	1,939	895	2,834
Tax attributable to policyholders' returns	(384)	-	(3)	-	(7)	-	-	(394)	-	(394)
Profit/(loss) before tax attributable to shareholders	784	457	608	309	39	61	(713)	1,545	895	2,440
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	99	148	7	5	-	12	(271)	-	-	-
Investment return variances and economic assumption changes on long-term business	87	-	154	(10)	(12)	-	-	219	(1,010)	(791)
Short-term fluctuation in return on investments backing non-long-term business	-	(31)	47	(44)	-	-	227	199	44	243
Economic assumption changes on general insurance and health business	-	60	1	-	-	-	-	61	-	61
Impairment of goodwill	4	-	9	-	1	-	9	23	1	24
Amortisation and impairment of intangibles	68	7	37	75	1	5	-	193	23	216
(Profit)/loss on the disposal of subsidiaries and associates	(128)	(5)	(26)	(1)	-	-	(3)	(163)	4	(159)
Integration and restructuring costs	41	35	61	32	2	30	24	225	18	243
Exceptional items	(99)	(157)	-	10	-	(11)	(19)	(276)	549	273
Operating profit/(loss) before tax attributable to shareholders	856	514	898	376	31	97	(746)	2,026	524	2,550

*  Total reported income, excluding inter-segment revenue, is split United Kingdom £22,160 million, France £8,748 million, Netherlands £7,782 million, USA £6,497 million and Rest of the World £13,214 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

** Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £78 million and £nil million respectively.
# United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.

A4 - Segmental information continued

(iv) Segmental statement of financial position as at 30 June 2011

	United Kingdom
	Life £m	GI £m	Aviva Europe £m	North America £m	Asia Pacific £m	Aviva Investors £m	Delta Lloyd £m	Other Group activities £m	Total £m
Goodwill	10	924	976	825	60	28	-	-	2,823
Acquired value of in-force business and intangible assets	263	20	1,098	964	12	39	-	-	2,396
Interests in, and loans to, joint ventures and associates	1,737	-	315	1	451	16	1,061	-	3,581
Property and equipment	171	50	85	136	7	18	-	-	467
Investment property	8,168	15	1,476	6	-	1,078	-	493	11,236
Loans	20,504	565	996	2,723	40	-	-	-	24,828
Financial investments	82,989	2,632	103,739	31,792	2,747	1,001	-	3,106	228,006
Deferred acquisition costs	1,478	566	676	2,598	5	-	-	-	5,323
Other assets	15,583	4,211	17,296	3,094	437	516	-	2,809	43,946
Total assets	130,903	8,983	126,657	42,139	3,759	2,696	1,061	6,408	322,606
Insurance liabilities
Long-term business and outstanding claims provisions	66,063	4,810	39,493	31,504	2,511	-	-	-	144,381
Unearned premiums	214	2,237	1,226	1,118	52	-	-	-	4,847
Other insurance liabilities	-	69	117	102	(1)	-	-	-	287
Liability for investment contracts	45,083	-	69,209	2,806	-	2,186	-	-	119,284
Unallocated divisible surplus	2,233	-	969	-	71	-	-	-	3,273
Net asset value attributable to unitholders	1,040	-	3,612	-	-	-	-	4,083	8,735
External borrowings	2,763	-	135	151	-	-	-	5,833	8,882
Other liabilities, including inter-segment liabilities	8,499	(2,300)	5,153	2,507	212	309	-	3,332	17,712
Total liabilities	125,895	4,816	119,914	38,188	2,845	2,495	-	13,248	307,401
Total equity									15,205
Total equity and liabilities									322,606
Capital expenditure (excluding business combinations)	22	19	5	14	2	8	-	-	70

External borrowings by holding companies within the Group which are not allocated to operating companies are included in

'Other Group activities'.

(v) Segmental statement of financial position as at 30 June 2010

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	31	1,208	884	294	875	54	31	-	3,377
Acquired value of in-force business and intangible assets	16	244	1,064	77	1,183	18	40	-	2,642
Interests in, and loans to, joint ventures and associates	2,096	-	332	347	2	342	16	4	3,139
Property and equipment	104	106	92	243	126	4	11	-	686
Investment property	7,766	86	1,246	1,985	9	(6)	915	535	12,536
Loans	19,396	557	910	18,016	2,352	38	-	125	41,394
Financial investments	74,650	2,507	89,993	31,676	31,416	2,424	1,069	2,847	236,582
Deferred acquisition costs	1,312	682	646	202	2,242	6	-	-	5,090
Other assets	15,752	3,668	18,481	4,062	3,402	442	587	2,778	49,172
Total assets	121,123	9,058	113,648	56,902	41,607	3,322	2,669	6,289	354,618
Insurance liabilities
Long-term business and outstanding claims provisions	63,169	5,358	35,498	28,946	30,588	2,323	-	-	165,882
Unearned premiums	184	2,204	1,013	417	1,104	35	-	-	4,957
Other insurance liabilities	-	79	105	59	101	(1)	-	-	343
Liability for investment contracts	38,720	-	60,114	3,127	3,090	-	2,152	-	107,203
Unallocated divisible surplus	1,910	-	2,145	140	-	30	-	-	4,225
Net asset value attributable to unitholders	981	-	4,589	646	-	-	-	3,626	9,842
External borrowings	2,414	8	137	6,173	195	-	-	5,200	14,127
Other liabilities, including inter-segment liabilities	9,347	(347)	3,883	13,352	2,675	173	347	2,831	32,261
Total liabilities	116,725	7,302	107,484	52,860	37,753	2,560	2,499	11,657	338,840
Total equity									15,778
Total equity and liabilities									354,618
Capital expenditure (excluding business combinations)	-	4	11	26	33	-	2	-	76

A4 - Segmental information continued

(vi) Segmental statement of financial position as at 31 December 2010

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	29	1,208	927	307	838	54	28	-	3,391
Acquired value of in-force business and intangible assets	277	241	1,072	58	1,102	16	40	-	2,806
Interests in, and loans to, joint ventures and associates	1,603	-	315	323	1	381	14	-	2,637
Property and equipment	152	90	99	236	149	7	17	-	750
Investment property	8,121	37	1,382	2,043	6	-	1,060	415	13,064
Loans	19,781	502	977	19,120	2,529	40	-	125	43,074
Financial investments	83,099	2,525	95,940	33,627	31,829	2,639	1,062	2,567	253,288
Deferred acquisition costs	1,445	628	632	188	2,518	5	-	-	5,416
Other assets	14,409	3,724	17,748	3,361	2,939	446	1,164	1,890	45,681
Total assets	128,916	8,955	119,092	59,263	41,911	3,588	3,385	4,997	370,107
Insurance liabilities
Long-term business and outstanding claims provisions	66,261	5,136	37,165	30,240	31,218	2,482	-	-	172,502
Unearned premiums	185	2,171	1,023	336	1,098	42	-	-	4,855
Other insurance liabilities	-	69	111	61	100	2	-	-	343
Liability for investment contracts	44,350	-	65,020	3,220	2,929	-	2,268	-	117,787
Unallocated divisible surplus	2,010	-	1,243	138	-	37	-	-	3,428
Net asset value attributable to unitholders	991	-	4,231	678	-	-	-	3,132	9,032
External borrowings	2,796	-	127	6,574	178	-	-	5,274	14,949
Other liabilities, including inter-segment liabilities	7,316	(1,823)	3,760	13,706	2,541	193	901	2,892	29,486
Total liabilities	123,909	5,553	112,680	54,953	38,064	2,756	3,169	11,298	352,382
Total equity									17,725
Total equity and liabilities									370,107
Capital expenditure (excluding business combinations)	379	11	20	88	68	6	12	-	584

(b) Further analysis by products and services
The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses.

Fund management
Our fund management business invests policyholders' and shareholders' funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other
Other includes the RAC non-insurance operations, our banking businesses, service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Delta Lloyd
In the products and services analysis, the results of Delta Lloyd up to 6 May 2011 are presented as discontinued operations. After this date, the Group's share of the profits of its retained interest in Delta Lloyd as an associate are shown only within other activities within continuing operations.

A4 - Segmental information continued

(i) Segmental income statement - products and services for the six month period ended 30 June 2011

	Long-term business £m	General insurance and health** £m	Fund management £m	Other† £m	Total £m
Gross written premiums*	10,404	4,994	-	-	15,398
Premiums ceded to reinsurers	(654)	(286)	-	-	(940)
Net written premiums	9,750	4,708	-	-	14,458
Net change in provision for unearned premiums	-	(290)	-	-	(290)
Net earned premiums	9,750	4,418	-	-	14,168
Fee and commission income	322	8	207	182	719
	10,072	4,426	207	182	14,887
Net investment income	5,244	369	4	170	5,787
Inter-segment revenue	-	-	94	-	94
Share of profit of joint ventures and associates	132	-	-	20	152
Loss on the disposal of subsidiaries and associates	-	-	-	(11)	(11)
Segmental income	15,448	4,795	305	361	20,909
Claims and benefits paid, net of recoveries from reinsurers	(10,106)	(2,957)	-	-	(13,063)
Change in insurance liabilities, net of reinsurance	(1,195)	56	-	-	(1,139)
Change in investment contract provisions	(1,957)	-	-	-	(1,957)
Change in unallocated divisible surplus	101	-	-	-	101
Amortisation of acquired value of in-force business	(98)	-	-	-	(98)
Depreciation and other amortisation expense	(78)	(9)	(6)	(19)	(112)
Other operating expenses	(1,206)	(1,462)	(250)	(595)	(3,513)
Impairment losses	(6)	(31)	-	(3)	(40)
Inter-segment expenses	(89)	(4)	-	(1)	(94)
Finance costs	(36)	(19)	(22)	(262)	(339)
Segmental expenses	(14,670)	(4,426)	(278)	(880)	(20,254)
Profit/(loss) before tax from continuing operations	778	369	27	(519)	655
Tax attributable to policyholder returns	3	-	-	-	3
Profit/(loss) before tax attributable to shareholders	781	369	27	(519)	658
Adjusted for: Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	301	86	15	71	473
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	8	8
Share of Delta Lloyd's tax expense, as an associate	-	-	-	7	7
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,082	455	42	(433)	1,146
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations	185	1	11	(6)	191
Operating profit/(loss) before tax attributable to shareholders' profits	1,267	456	53	(439)	1,337

*  Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £110 million, of which £49 million relates to property and liability insurance and £61 million relates to long-term business.

** General insurance and health business segment includes gross written premiums of £589 million relating to health business. The remaining business relates to property and liability insurance.

†  Other includes the RAC non-insurance operations, our banking business, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

A4 - Segmental information continued

(ii) Segmental income statement - products and services for the six month period ended 30 June 2010

	Long-term business £m	General insurance and health** £m	Fund management £m	Other† £m	Total £m
Gross written premiums*	12,558	4,665	-	-	17,223
Premiums ceded to reinsurers	(515)	(328)	-	-	(843)
Net written premiums	12,043	4,337	-	-	16,380
Net change in provision for unearned premiums	1	(151)	-	-	(150)
Net earned premiums	12,044	4,186	-	-	16,230
Fee and commission income	344	47	193	186	770
	12,388	4,233	193	186	17,000
Net investment income	5,703	334	5	869	6,911
Inter-segment revenue	-	-	84	-	84
Share of profit/(loss) of joint ventures and associates	98	-	(4)	(3)	91
Profit on the disposal of subsidiaries and associates	-	-	-	28	28
Segmental income	18,189	4,567	278	1,080	24,114
Claims and benefits paid, net of recoveries from reinsurers	(9,593)	(2,926)	-	-	(12,519)
Change in insurance liabilities, net of reinsurance	(2,790)	70	-	-	(2,720)
Change in investment contract provisions	(2,641)	-	-	-	(2,641)
Change in unallocated divisible surplus	(538)	-	-	-	(538)
Amortisation of acquired value of in-force business	(96)	-	-	-	(96)
Depreciation and other amortisation expense	(51)	(9)	(4)	(24)	(88)
Other operating expenses	(1,175)	(1,312)	(215)	(1,331)	(4,033)
Impairment losses	(54)	(3)	-	(1)	(58)
Inter-segment expenses	(79)	(5)	-	-	(84)
Finance costs	(86)	(11)	(33)	(164)	(294)
Segmental expenses	(17,103)	(4,196)	(252)	(1,520)	(23,071)
Profit/(loss) before tax	1,086	371	26	(440)	1,043
Tax attributable to policyholder returns	(31)	-	-	-	(31)
Profit/(loss) before tax attributable to shareholders	1,055	371	26	(440)	1,012
Adjusted for non-operating items	(46)	73	13	(6)	34
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,009	444	39	(446)	1,046
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations	119	81	17	7	224
Operating profit/(loss) before tax attributable to shareholders' profits	1,128	525	56	(439)	1,270

*  Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £156 million, of which £86 million relates to property and liability insurance and £70 million relates to long-term business.

** General insurance and health business segment includes gross written premiums of £492 million relating to health business. The remaining business relates to property and liability insurance.

†  Other includes the RAC non-insurance operations, our banking business, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

A4 - Segmental information continued

(iii) Segmental income statement - products and services for the year ended 31 December 2010

	Long-term business £m	General insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	22,600	9,205	-	-	31,805
Premiums ceded to reinsurers	(1,051)	(683)	-	-	(1,734)
Net written premiums	21,549	8,522	-	-	30,071
Net change in provision for unearned premiums	-	(73)	-	-	(73)
Net earned premiums	21,549	8,449	-	-	29,998
Fee and commission income	624	94	389	343	1,450
	22,173	8,543	389	343	31,448
Net investment income	17,183	500	7	1,059	18,749
Inter-segment revenue	-	-	216	-	216
Share of profit/(loss) of joint ventures and associates	180	-	(5)	(34)	141
Profit on the disposal of subsidiaries and associates	130	1	-	32	163
Segmental income	39,666	9,044	607	1,400	50,717
Claims and benefits paid, net of recoveries from reinsurers	(18,909)	(6,009)	-	-	(24,918)
Change in insurance liabilities, net of reinsurance	(6,997)	389	-	-	(6,608)
Change in investment contract provisions	(8,693)	-	-	-	(8,693)
Change in unallocated divisible surplus	362	-	-	-	362
Amortisation of acquired value of in-force business	(162)	-	-	-	(162)
Depreciation and other amortisation expense	(177)	(27)	(10)	(50)	(264)
Other operating expenses	(2,581)	(2,788)	(469)	(1,658)	(7,496)
Impairment losses	(82)	(3)	-	1	(84)
Inter-segment expenses	(206)	(8)	-	(2)	(216)
Finance costs	(155)	(48)	(65)	(431)	(699)
Segmental expenses	(37,600)	(8,494)	(544)	(2,140)	(48,778)
Profit/(loss) before tax	2,066	550	63	(740)	1,939
Tax attributable to policyholder returns	(394)	-	-	-	(394)
Profit/(loss) before tax attributable to shareholders	1,672	550	63	(740)	1,545
Adjusted for non-operating items	316	354	35	(224)	481
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,988	904	98	(964)	2,026
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations	330	146	103	(55)	524
Operating profit/(loss) before tax attributable to shareholders' profits	2,318	1,050	201	(1,019)	2,550

*  Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £255 million, of which £113 million relates to property and liability insurance and £142 million relates to long-term business.

** General insurance and health business segment includes gross written premiums of £942 million relating to health business. The remaining business relates to property and liability insurance.

(iv) Segmental statement of financial position - products and services as at 30 June 2011

	Long- term business £m	General insurance and health £m	Fund management £m	Other* £m	Total £m
Goodwill	1,615	308	28	872	2,823
Acquired value of in-force business and intangible assets	2,161	151	39	45	2,396
Interests in, and loans to, joint ventures and associates	2,513	6	1	1,061	3,581
Property and equipment	337	44	18	68	467
Investment property	10,614	129	-	493	11,236
Loans	24,165	663	-	-	24,828
Financial investments	214,421	9,978	81	3,526	228,006
Deferred acquisition costs	4,270	1,040	13	-	5,323
Other assets	32,630	7,122	461	3,733	43,946
Total assets	292,726	19,441	641	9,798	322,606
Gross insurance liabilities	133,901	15,614	-	-	149,515
Gross liabilities for investment contracts	119,284	-	-	-	119,284
Unallocated divisible surplus	3,273	-	-	-	3,273
Net asset value attributable to unit holders	4,653	-	-	4,082	8,735
Borrowings	2,879	-	-	6,003	8,882
Other liabilities, including inter-segment liabilities	13,181	(1,595)	414	5,712	17,712
Total liabilities	277,171	14,019	414	15,797	307,401
Total equity					15,205
Total equity and liabilities					322,606

* Aviva's continuing associate interest in Delta Lloyd is included within other.

A4 - Segmental information continued

(v) Segmental statement of financial position - products and services as at 30 June 2010

	Long- term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	1,620	451	31	1,275	3,377
Acquired value of in-force business and intangible assets	2,147	365	60	70	2,642
Interests in, and loans to, joint ventures and associates	3,044	4	43	48	3,139
Property and equipment	357	42	13	274	686
Investment property	11,718	188	-	630	12,536
Loans	27,560	722	-	13,112	41,394
Financial investments	220,884	11,368	55	4,275	236,582
Deferred acquisition costs	3,852	1,218	17	3	5,090
Other assets	38,225	7,509	871	2,567	49,172
Total assets	309,407	21,867	1,090	22,254	354,618
Gross insurance liabilities	153,759	17,423	-	-	171,182
Gross liabilities for investment contracts	107,203	-	-	-	107,203
Unallocated divisible surplus	4,225	-	-	-	4,225
Net asset value attributable to unit holders	6,206	10	-	3,626	9,842
Borrowings	3,696	82	-	10,349	14,127
Other liabilities, including inter-segment liabilities	16,588	(516)	832	15,357	32,261
Total liabilities	291,677	16,999	832	29,332	338,840
Total equity					15,778
Total equity and liabilities					354,618

(vi) Segmental statement of financial position - products and services as at 31 December 2010

	Long- term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	1,615	459	28	1,289	3,391
Acquired value of in-force business and intangible assets	2,328	356	59	63	2,806
Interests in, and loans to, joint ventures and associates	2,630	6	-	1	2,637
Property and equipment	472	47	18	213	750
Investment property	12,490	146	-	428	13,064
Loans	28,596	664	-	13,814	43,074
Financial investments	237,659	11,481	82	4,066	253,288
Deferred acquisition costs	4,261	1,141	14	-	5,416
Other assets	34,678	7,517	1,627	1,859	45,681
Total assets	324,729	21,817	1,828	21,733	370,107
Gross insurance liabilities	160,579	17,121	-	-	177,700
Gross liabilities for investment contracts	117,787	-	-	-	117,787
Unallocated divisible surplus	3,428	-	-	-	3,428
Net asset value attributable to unit holders	5,892	8	-	3,132	9,032
Borrowings	3,653	86	139	11,071	14,949
Other liabilities, including inter-segment liabilities	14,334	(1,129)	1,361	14,920	29,486
Total liabilities	305,673	16,086	1,500	29,123	352,382
Total equity					17,725
Total equity and liabilities					370,107

A5 - Tax

This note analyses the tax charge for the period and explains the factors that affect it.

(a) Tax (credited)/charged to the income statement
(i)   The total tax (credit)/charge comprises:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Current tax
For this year	249	298	583
Prior year adjustments	(1)	1	(44)
Total current tax from continuing operations	248	299	539
Deferred tax
Origination and reversal of temporary differences	(67)	10	280
Changes in tax rates or tax laws	(29)	-	(35)
Write-down/(back) of deferred tax assets	38	-	(67)
Total deferred tax from continuing operations	(58)	10	178
Total tax charged to income statement from continuing operations	190	309	717
Total tax (credited)/charged to income statement from discontinued operations	(202)	268	225
Total tax (credited)/charged to income statement	(12)	577	942

(ii)  The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Ireland and Singapore insurance policyholder returns is included in the tax charge. The tax credit attributable to policyholders' returns included in the credit above is £3 million (6 months 2010: £31 million charge; Full year 2010: £394 million charge).

(iii) The tax (credit)/charge can be analysed as follows:

	6 months 2011 £m	6 month 2010 £m	Full year 2010 £m
UK tax	74	138	447
Overseas tax	(86)	439	495
	(12)	577	942

(b) Tax charged/(credited) to other comprehensive income
(i)   The total tax charge comprises:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(28)	(27)	(29)
In respect of foreign exchange movements	11	-	(5)
	(17)	(27)	(34)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	29	(9)	(3)
In respect of fair value gains on owner-occupied properties	-	-	2
In respect of unrealised gains on investments	9	144	151
	38	135	150
Tax charged to other comprehensive income arising from continuing operations	21	108	116
Tax credited to other comprehensive income arising from discontinued operations	(3)	(22)	(4)
Total tax charged to other comprehensive income	18	86	112

(c) Tax credited to equity
Tax credited directly to equity in the period amounted to £nil (6 months 2010: £nil; Full year 2010: £17 million). The full year 2010 amount of £17 million was wholly in respect of coupon payments on direct capital instruments.

A5 - Tax continued

(d) Tax reconciliation
The tax on the Group's (loss)/profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £n
Profit before tax from continuing operations	655	1,043	1,939
(Loss)/profit before tax from discontinued operations	(726)	1,039	895
Total (loss)/profit before tax	(71)	2,082	2,834

Tax calculated at standard UK corporation tax rate of 26.5% (2010: 28%)	(19)	583	794
Different basis of tax - policyholders	(27)	6	272
Adjustment to tax charge in respect of prior years	(18)	(2)	(18)
Non-assessable income	(13)	(11)	(38)
Non-taxable loss/(profit) on sale of subsidiaries and associates	14	(8)	(44)
Disallowable expenses	36	37	99
Different local basis of tax on overseas profits	32	(15)	103
Reduction in future local statutory tax rates	(27)	-	(20)
Movement in deferred tax not recognised	34	12	(166)
Differences arising from discontinued operations	(18)	(23)	(26)
Tax effect of profit from associates & joint ventures	(11)	(2)	(4)
Other	5	-	(10)
Total tax (credited)/charged to income statement	(12)	577	942

A gradual reduction in the UK corporation tax rate from 28% to 24% over four years was announced in the Emergency Budget of 22 June 2010. The first 1% rate reduction was enacted in the Finance (No.2) Act 2010. This was augmented in the Finance Act 2011 to include an additional 1% reduction from April 2011, the effect of which is shown in the table above. A further 1% rate reduction to 25%, with effect from 1 April 2012, was substantively enacted on 5 July 2011. The benefit to the Group's net assets is estimated as £30 million. Subsequent reductions will be dealt with by future legislation. The benefit to the Group's net assets from the further 2% reduction in the rate from 25% to 23% is estimated as approximately £60 million in total and will be recognised as the legislation is substantively enacted.
      Considerable changes to the regime for taxing UK life insurance companies were announced with the budget of 23 March 2011 and a second consultation commenced in April 2011. The uncertainty surrounding the final outcome of the consultation and the complexity of the changes means that it has not been possible to estimate their impact on the deferred tax assets and liabilities shown in the consolidated statement of financial position.

A6 - Earnings per share

(a) Basic earnings per share
(i)   The profit attributable to ordinary shareholders is:

	6 months 2011			6 months 2010			Full year 2010
	Operating profit £m	Non- operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m
Profit before tax attributable to shareholders' profits	1,146	(481)	665	1,046	(34)	1,012	2,026	(481)	1,545
Share of Delta Lloyd's tax expense as an associate	(9)	2	(7)	-	-	-	-	-	-
Profit before tax	1,137	(479)	658	1,046	(34)	1,012	2,026	(481)	1,545
Tax attributable to shareholders' profits	(292)	99	(193)	(267)	(11)	(278)	(529)	206	(323)
Profit for the period	845	(380)	465	779	(45)	734	1,497	(275)	1,222
Amount attributable to non-controlling interests	(107)	85	(22)	(100)	17	(83)	(123)	6	(117)
Cumulative preference dividends for the period	(9)	-	(9)	(9)	-	(9)	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	-	-	-	-	-	-	(42)	-	(42)
Profit attributable to ordinary shareholders from continuing operations	729	(295)	434	670	(28)	642	1,315	(269)	1,046
Profit attributable to ordinary shareholders from discontinued operations	93	(411)	(318)	88	342	430	219	139	358
Profit attributable to ordinary shareholders	822	(706)	116	758	314	1,072	1,534	(130)	1,404

A6 - Earnings per share continued

(ii)  Basic earnings per share is calculated as follows:

	6 months 2011			6 months 2010			Full year 2010
	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI £m	Per share p
Operating profit attributable to ordinary shareholders - continuing operations	1,146	729	25.8	1,046	670	24.2	2,026	1,315	47.2
Non-operating items:
Investment return variances and economic assumption changes on long-term business	(187)	2	0.1	111	141	5.1	(219)	(90)	(3.2)
Short-term fluctuation in return on investments backing non-long-term business	(80)	(53)	(1.9)	26	(12)	(0.5)	(199)	(157)	(5.6)
Economic assumption changes on general insurance and health business	(8)	(6)	(0.2)	(64)	(46)	(1.7)	(61)	(44)	(1.6)
Impairment of goodwill	(20)	(20)	(0.7)	(2)	(2)	(0.1)	(23)	(23)	(0.9)
Amortisation and net impairment of intangibles	(56)	(101)	(3.6)	(51)	(38)	(1.4)	(193)	(115)	(4.1)
Profit on the disposal of subsidiaries and associates	(11)	(14)	(0.5)	28	28	1.0	163	163	5.9
Integration and restructuring costs and exceptional items	(111)	(97)	(3.4)	(82)	(99)	(3.5)	51	(3)	(0.1)
Share of Delta Lloyd's non-operating items (before tax) as an associate	(8)	(6)	(0.2)	-	-	-	-	-	-
Share of Delta Lloyd's tax expense, as an associate	(7)	-	-	-	-	-	-	-	-
Profit attributable to ordinary shareholders from continuing operations	658	434	15.4	1,012	642	23.1	1,545	1,046	37.6
(Loss)/ profit attributable to ordinary shareholders from discontinued operations	(726)	(318)	(11.3)	1,039	430	15.7	895	358	12.8
(Loss)/ profit attributable to ordinary shareholders	(68)	116	4.1	2,051	1,072	38.8	2,440	1,404	50.4

(iii) The calculation of basic earnings per share uses a weighted average of 2,825 million (30 June 2010: 2,765 million; 31 December 2010: 2,784 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 30 June 2011 was 2,863 million (30 June 2010: 2,805 million; 31 December 2010: 2,820 million) and 2,859 million (30 June 2010: 2,800 million; 31 December 2010: 2,812 million) excluding shares owned by the employee share trusts.

A6 - Earnings per share continued

(b) Diluted earnings per share
(i)   Diluted earnings per share is calculated as follows:

	6 months 2011			6 months 2010			Full year 2010
	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p
Profit attributable to ordinary shareholders	434	2,825	15.4	642	2,765	23.1	1,046	2,784	37.6
Dilutive effect of share awards and options	-	48	(0.3)	-	38	(0.2)	-	47	(0.6)
Diluted earnings per share from continuing operations	434	2,873	15.1	642	2,803	22.9	1,046	2,831	37.0
Profit attributable to ordinary shareholders	(318)	2,825	(11.3)	430	2,765	15.7	358	2,784	12.8
Dilutive effect of share awards and options	-	48	0.2	-	38	(0.4)	-	47	(0.2)
Diluted earnings per share from discontinued operations	(318)	2,873	(11.1)	430	2,803	15.3	358	2,831	12.6
Diluted earnings per share	116	2,873	4.0	1,072	2,803	38.2	1,404	2,831	49.6

(ii)  Diluted operating profit per share on operating profit attributable to ordinary shareholders is calculated as follows:

	6 months 2011			6 months 2010			Full year 2010
	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p
Operating profit attributable to ordinary shareholders	729	2,825	25.8	670	2,765	24.2	1,315	2,784	47.2
Dilutive effect of share awards and options	-	48	(0.4)	-	38	(0.3)	-	47	(0.7)
Diluted operating profit per share from continuing operations	729	2,873	25.4	670	2,803	23.9	1,315	2,831	46.5
Operating profit attributable to ordinary shareholders	93	2,825	3.3	88	2,765	3.2	219	2,784	7.9
Dilutive effect of share awards and options	-	48	(0.1)	-	38	(0.1)	-	47	(0.2)
Diluted operating profit per share from discontinued operations	93	2,873	3.2	88	2,803	3.1	219	2,831	7.7
Diluted operating profit per share	822	2,873	28.6	758	2,803	27.0	1,534	2,831	54.2

A7 - Dividends and appropriations

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Ordinary dividends declared and charged to equity in the period
Final 2010 - 16.00 pence per share, paid on 17 May 2011	451	-	-
Interim 2010 - 9.50 pence per share, paid on 17 November 2010	-	-	266
Final 2009 - 15.00 pence per share, paid on 17 May 2010	-	415	415
	451	415	681
Preference dividends declared and charged to equity in the year	9	9	17
Coupon payments on direct capital instruments	-	-	59
	460	424	757

Subsequent to 30 June 2011, the directors proposed an interim dividend for 2011 of 10 pence per ordinary share (HY10: 9.5 pence), amounting to £286 million (HY10: £266 million) in total. The dividend will be paid on 17 November 2011 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2011.
      Interest on the direct capital instruments issued in November 2004 is treated as an appropriation of retained profits and, accordingly, it is accounted for when paid. Tax relief is obtained at a rate of 26.5% (2010: 28.0%).

A8 - Insurance liabilities

(a) Carrying amount
Insurance liabilities at 30 June/31 December comprise:

	30 June 2011			30 June 2010			31 December 2010
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	59,084	-	59,084	63,508	-	63,508	64,043	-	64,043
Unit-linked non-participating	11,027	-	11,027	21,349	-	21,349	21,450	-	21,450
Other non-participating	62,517	-	62,517	69,437	-	69,437	75,453	-	75,453
	132,628	-	132,628	154,294	-	154,294	160,946	-	160,946
Outstanding claims provisions	1,273	8,398	9,671	847	9,678	10,525	1,078	9,528	10,606
Provision for claims incurred but not reported	-	2,518	2,518	-	2,785	2,785	-	2,735	2,735
	1,273	10,916	12,189	847	12,463	13,310	1,078	12,263	13,341
Provision for unearned premiums	-	4,847	4,847	-	4,957	4,957	-	4,855	4,855
Provision arising from liability adequacy tests	-	-	-	-	3	3	-	2	2
Other technical provisions	-	-	-	-	-	-	-	1	1
Total	133,901	15,763	149,664	155,141	17,423	172,564	162,024	17,121	179,145
Less: Obligations to staff pension schemes transferred to provisions	-	-	-	(1,382)	-	(1,382)	(1,445)	-	(1,445)
Amounts classified as held for sale	-	(149)	(149)	-	-	-	-	-	-
	133,901	15,614	149,515	153,759	17,423	171,182	160,579	17,121	177,700

A8 - Insurance liabilities continued

(b) Movements in long-term business liabilities
The following movements have occurred in the long-term business provisions during the period:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	160,946	154,058	154,058
Provisions in respect of new business	5,289	5,755	12,502
Expected change in existing business provisions	(4,166)	(3,689)	(9,259)
Variance between actual and expected experience	(172)	(46)	1,858
Impact of other operating assumption changes	(20)	1	(520)
Impact of economic assumption changes	1,023	1,424	1,959
Exceptional strengthening of longevity assumptions	-	-	483
Other movements	(90)	(315)	(197)
Change in liability recognised as an expense	1,864	3,130	6,826
Effect of portfolio transfers, acquisitions and disposals	(6)	(1)	1,117
Deconsolidation of Delta Lloyd	(32,159)	-	-
Foreign exchange rate movements	1,983	(2,893)	(1,055)
Carrying amount at 30 June/31 December	132,628	154,294	160,946

(c) Movements in general insurance and health liabilities
The following changes have occurred in the general insurance and health claims provisions during the period:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	12,263	12,696	12,696
Impact of changes in assumptions	3	80	26
Claim losses and expenses incurred in the current year	3,366	3,399	6,908
Decrease in estimated claim losses and expenses incurred in prior years	(19)	(193)	(358)
Exceptional strengthening of general insurance latent claims provisions	-	10	10
Incurred claims losses and expenses	3,350	3,296	6,586
Less:
Payments made on claims incurred in the current year	(1,450)	(1,459)	(3,641)
Payments made on claims incurred in prior years	(2,149)	(2,108)	(3,803)
Recoveries on claim payments	135	122	271
Claims payments made in the year, net of recoveries	(3,464)	(3,445)	(7,173)
Unwind of discounting	26	25	64
Other movements in the claims provisions	(6)	-	(18)
Change in claims reserve recognised as an expense	(94)	(124)	(541)
Effect of portfolio transfers, acquisitions and disposals	-	-	4
Deconsolidation of Delta Lloyd	(1,445)	-	-
Foreign exchange rate movements	187	(109)	102
Other movements	5	-	2
Carrying amount at 30 June/31 December	10,916	12,463	12,263

(d) Movements in unearned premiums
The following changes have occurred in the provision for unearned premiums (UPR) during the period:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	4,855	4,781	4,781
Premiums written during the period	5,612	5,426	10,469
Less: Premiums earned during the period	(5,265)	(5,189)	(10,424)
Change in UPR recognised as income	347	237	45
Gross portfolio transfers and acquisitions	-	(23)	(14)
Deconsolidation of Delta Lloyd	(424)	-	-
Foreign exchange rate movements	69	(38)	43
Carrying amount at 30 June/31 December	4,847	4,957	4,855

A9 - Liability for investment contracts

(a) Carrying amount
The liability for investment contracts at 30 June/31 December comprised:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Long-term business
Participating contracts	71,253	64,608	69,482
Non-participating contracts at fair value	46,391	40,351	46,124
Non-participating contracts at amortised cost	1,640	2,244	2,181
	48,031	42,595	48,305
Total	119,284	107,203	117,787

(b) Movements in participating investment contracts
The following movements have occurred in the year:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	69,482	66,559	66,559
Provisions in respect of new business	2,169	3,367	6,169
Expected change in existing business provisions	(1,288)	(1,476)	(2,400)
Variance between actual and expected experience	339	544	845
Impact of operating assumption changes	(27)	(1)	36
Impact of economic assumption changes	45	114	240
Other movements	(2)	(93)	(65)
Change in liability recognised as an expense	1,236	2,455	4,825
Effect of portfolio transfers, acquisitions and disposals	-	-	-
Foreign exchange rate movements	3,049	(4,407)	(1,918)
Deconsolidation of Delta Lloyd	(2,523)	-	-
Other movements	9	1	16
Carrying amount at 30 June/31 December	71,253	64,608	69,482

(c) Movements in non-participating investment contracts

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	48,305	43,456	43,456
Provisions in respect of new business	2,253	1,867	4,096
Expected change in existing business provisions	(1,689)	(1,191)	(2,145)
Variance between actual and expected experience	(488)	(799)	1,276
Impact of operating assumption changes	1	-	20
Impact of economic assumption changes	1	12	3
Other movements	(78)	20	53
Change in liability	-	(91)	3,303
Effect of portfolio transfers, acquisitions and disposals	-	-	1,903
Deconsolidation of Delta Lloyd	(832)	-	-
Foreign exchange rate movements	558	(770)	(357)
Carrying amount at 30 June/31 December	48,031	42,595	48,305

A10 - Reinsurance assets

(a) Carrying amounts
The reinsurance assets at 30 June/31 December comprised:

	30 June 2011 £m	30 June 2010 £m	Full year 2010 £m
Long-term business
Insurance contracts	3,280	3,891	3,650
Participating investment contracts	2	-	2
Non-participating investment contracts	1,556	1,409	1,463
Outstanding claims provisions	127	34	104
	4,965	5,334	5,219
General insurance and health
Outstanding claims provisions	929	1,180	1,113
Provisions for claims incurred but not reported	392	436	445
	1,321	1,616	1,558
Provision for unearned premiums	284	321	307
	1,605	1,937	1,865
Total	6,570	7,271	7,084

(b) Movements in respect of long-term business provisions
The following movements have occurred in the reinsurance asset during the period:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	5,115	5,557	5,557
Asset in respect of new business	296	215	358
Expected change in existing business asset	(141)	(47)	(208)
Variance between actual and expected experience	5	60	81
Impact of other operating assumption changes	3	-	(443)
Impact of economic assumption changes	4	71	(25)
Other movements	(149)	(451)	(318)
Change in asset	18	(152)	(555)
Effect of portfolio transfers, acquisitions and disposals	(1)	-	174
Deconsolidation of Delta Lloyd	(375)	-	-
Foreign exchange rate movements	81	(105)	(61)
Carrying amount at 30 June/31 December	4,838	5,300	5,115

A10 - Reinsurance assets continued

(c) Movements in respect of general insurance and health outstanding claims provisions and IBNR

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	1,558	1,643	1,643
Impact of changes in assumptions	17	38	17
Reinsurers' share of claim losses and expenses
Incurred in current period	115	80	265
Incurred in prior periods	(44)	(53)	(46)
Reinsurers' share of incurred claim losses and expenses	71	27	219
Less:
Reinsurance recoveries received on claims
Incurred in current period	(42)	(34)	(125)
Incurred in prior periods	(148)	(119)	(282)
Reinsurance recoveries received in the period	(190)	(153)	(407)
Unwind of discounting	9	11	23
Change in reinsurance asset recognised as income	(93)	(77)	(148)
Effect of portfolio transfers, acquisitions and disposals	5	7	34
Deconsolidation of Delta Lloyd	(153)	-	-
Foreign exchange rate movements	(1)	44	28
Other movements	5	(1)	1
Carrying amount at 30 June/31 December	1,321	1,616	1,558

(d) Reinsurers' share of the provision for unearned premiums (UPR)

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	307	332	332
Premiums ceded to reinsurers in the period	345	382	770
Less: Reinsurers' share of premiums earned during the period	(344)	(386)	(800)
Change in reinsurance asset recognised as income	1	(4)	(30)
Reinsurers' share of portfolio transfers and acquisitions	1	-	4
Deconsolidation of Delta Lloyd	(30)	-	-
Foreign exchange rate movements	5	(8)	(2)
Other movements	-	1	3
Carrying amount at 30 June/31 December	284	321	307

A11 - Effect of changes in assumptions and estimates during the period

This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 6 months 2011 £m	Effect on profit 6 months 2010 £m	Effect on profit full year 2010 £m
Assumptions
Long-term insurance business
Interest rates	(897)	(621)	(796)
Expenses	(3)	8	(1)
Persistency rates	-	20	2
Mortality for assurance contracts	-	-	71
Mortality for annuity contracts	-	-	(637)
Tax and other assumptions	31	19	167
Investment contracts
Interest rates	(79)	(53)	1
Expenses	-	-	1
Persistency rates	-	-	(21)
Tax and other assumptions	28	-	(3)
General insurance and health business
Change in loss ratio assumptions	5	4	(4)
Change in discount rate assumptions	(8)	(47)	(61)
Change in expense ratio and other assumptions	15	1	38
Total	(908)	(669)	(1,243)

The impact of interest rates for long-term business relates primarily to the Netherlands, with smaller impacts to the UK and US, driven by the reduction in valuation interest rates. This had the effect of increasing liabilities and hence a negative impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure. Other assumption changes relate mainly to Delta Lloyd.

A12 - Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain. This note shows the movements in this surplus during the period.
      The following movements have occurred in the period:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	3,428	3,866	3,866
Change in participating contract assets	(183)	488	(444)
Change in participating contract liabilities	101	51	169
Effect of special bonus to with-profit policyholders	-	-	(58)
Other movements	-	14	4
Change in liability recognised as an expense	(82)	553	(329)
Effect of portfolio transfers, acquisitions and disposals	-	-	(3)
Deconsolidation of Delta Lloyd	(144)	-	-
Movement in respect of change in pension scheme deficit	30	-	18
Foreign exchange rate movements	57	(179)	(61)
Other movements	(16)	(15)	(63)
Carrying amount at 30 June/31 December	3,273	4,225	3,428

In Ireland, Italy and Spain, the UDS balances were £359 million negative in total at 30 June 2011 (HY10: Italy £69 million negative) because of an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balance is considered to be recoverable from margins in the existing participating business liabilities.
      In Italy a loss of £200 million was incurred for negative UDS considered irrecoverable (HY10: £46 million, FY10: £111 million).

A13 - Borrowings

On 26 May 2011, Aviva plc issued subordinated debt of £450 million at a fixed rate of 6.625% maturing on 3 June 2041.
      On 10 November 2010, Delta Lloyd N.V. issued senior unsecured bonds of €575 million at a fixed rate of 4.25% maturing in November 2017. In November 2010 Delta Lloyd N.V. also issued short term commercial paper of €162 million.

A14 - Pension obligations

(a) Pension scheme deficits in condensed consolidated statement of financial position
In the condensed consolidated statement of financial position, the amount described as provisions includes the pension scheme deficits and comprises:

	30 June 2011 £m	30 June 2010 £m	31 December 2010 £m
Deficits in the main staff pension schemes	483	1,657	527
Other obligations to main staff pension schemes - insurance policies issued by Group companies1	-	1,382	1,445
Total IAS 19 obligations to main staff pension schemes	483	3,039	1,972
Deficits in other staff pension schemes	75	-	129
Total IAS 19 obligations to staff pension schemes	558	3,039	2,101
Restructuring provisions	83	152	152
Other provisions	479	812	690
Total	1,120	4,003	2,943
Less: amounts classified as held for sale	(17)	-	-
	1,103	4,003	2,943

1. The 2010 comparatives include insurance policies in respect of Delta Lloyd which were non-transferable under the requirements of IAS 19 and so were treated as other obligations to staff pension schemes within provisions above. Delta Lloyd ceased to be a subsidiary on 6 May 2011.

(b) Movements in the scheme deficits and surpluses
Movements in the pension schemes' deficits and surpluses comprise:

	6 months 2011	6 months 2010	Full year 2010
	Pension scheme deficits £m	Pension scheme deficits £m	Pension scheme deficits £m
Net deficits in the schemes at 1 January	(3)	(1,707)	(1,707)
Employer contributions	240	458	579
Current and past service cost	(43)	(89)	(170)
Gains on curtailments and settlements	-	18	347
Charge to finance costs	(60)	(71)	(130)
Actuarial gains/(losses)	17	(277)	1,079
Transfers	-	-	3
Deconsolidation of Delta Lloyd	(31)	-	-
Exchange rate movements on foreign plans	(8)	11	(4)
Net surpluses/(deficits) in the schemes at 30 June/31 December	112	(1,657)	(3)
Comprising:
Deficits	(483)	(1,657)	(527)
Surpluses	595	-	524
	112	(1,657)	(3)

A14 - Pension obligations continued

(c) Pension expense
The total pension expense for these schemes comprises:

(i) Recognised in the income statement

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Continuing operations
Current service cost	(36)	(62)	(126)
Past service cost	-	(9)	(10)
Gains on curtailments	-	18	347
Total pension (cost)/credit from continuing operations	(36)	(53)	211
Total pension (cost)/credit from discontinued operations	(7)	(18)	(34)
Total pension (cost)/credit charged to net operating expenses	(43)	(71)	177
Expected return on scheme assets	224	224	457
Interest charge on scheme liabilities	(271)	(294)	(584)
Charge to finance costs from continuing operations	(47)	(70)	(127)
Charge to finance costs from discontinued operations	(26)	(34)	(68)
Total charge to finance costs	(73)	(104)	(195)
Total (charge)/credit to income arising from continuing operations	(83)	(123)	84
Total charge to income arising from discontinued operations	(33)	(52)	(102)
Total charge to income	(116)	(175)	(18)

(ii)Recognised in the statement of comprehensive income

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Continuing operations
Expected return on scheme assets	(224)	(224)	(457)
Actual return on these assets	192	320	1,001
Actuarial (losses)/gains on scheme assets	(32)	96	544
Experience (losses)/gains arising on scheme liabilities	(40)	(46)	382
Changes in assumptions underlying the present value of the scheme liabilities	94	(305)	152
Actuarial gains/(losses) from continuing operations	22	(255)	1,078
Actuarial gains/(losses) from discontinued operations	11	(113)	(79)
Total actuarial (losses)/gains recognised in other comprehensive income	33	(368)	999

Attributable to equity shareholders of Aviva plc	28	(321)	1,032
Attributable to non-controlling interests	5	(47)	(33)
	33	(368)	999

A15 - Cash and cash equivalents

Cash and cash equivalents in the statement of cash flows at 30 June/ 31 December comprised:

	30 June 2011 £m	30 June 2010 £m	31 December 2010 £m
Cash at bank and in hand	10,158	11,473	9,740
Cash equivalents	12,988	16,973	15,715
	23,146	28,446	25,455
Bank overdrafts	(886)	(1,155)	(760)
	22,260	27,291	24,695
Of the total cash and cash equivalents shown above, £40 million has been classified as held for sale (30 June 2010: £nil; 31 December 2010: £nil).
      Operating cashflows in the Group cash flow statement reflect the movement in both policyholder and shareholder controlled cash and cash equivalent balances.  Around two thirds of the Group's balances relate to unit-linked or participating policyholder funds. As such, the asset mix and the level of cash held by these funds are determined from a policyholder perspective and can move significantly from one period to another.  Shareholder cash has remained broadly unchanged at £8.6 billion (FY10: £8.5 billion, HY10: £8.4 billion).
      Purchases and sales of operating assets including financial investments are included within operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims. During the period, the net operating cash outflow reflects a number of factors including changes in the investment strategy of funds to hold a lower weighting of cash and higher levels of financial investments, the level of premium income and the timing of receipts of premiums and the payment of creditors, claims and surrenders.  It also includes changes in the size and value of consolidated cash investment funds, and changes in the Group participation in these funds.

A16 - Related party transactions

The Group receives income and pays expenses to and from related parties from transactions made in the normal course of business. Loans to and from related parties are made on normal arm's-length commercial terms.
      As described in note A3 (subsidiaries), our continuing interest in Delta Lloyd from 6 May 2011 has been classified as an associate and as such Delta Lloyd is now a related party of the Group. The table below includes balances arising from the following transactions:

■ A long term loan from Delta Lloyd to the Aviva UK business under the agreed terms of a reinsurance treaty.
■ Reinsurance recoverables and payables together with associated income and expenses in respect of reinsurance transactions between Delta Lloyd and the Aviva Group Reinsurance business.

There have been no other significant changes to the nature of the Group's related party transactions during the period.

Services provided to related parties

				June 2011				June 2010				December 2010
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in year £m	Expenses incurred in year £m	Payable at year end £m	Receivable at year end £m
Associates	-	-	-	-	23	-	-	-	47	-	-	-
Associate - Delta Lloyd	-	(1)	(54)	-	-	-	-	-	-	-	-	-
Joint ventures	10	-	-	404	5	-	-	314	18	-	-	375
Employee pension schemes	5	-	-	8	5	-	-	5	10	-	-	2
	15	(1)	(54)	412	33	-	-	319	75	-	-	377

Transactions with related parties other than Delta Lloyd include receivables that are not secured and for which no guarantees have been received. The receivables will be settled in accordance with normal credit terms.

A17 - Risk management

Risk profile
In accordance with the requirements of the FSA Handbook (DTR 4.2.7) we provide an update here on the material risks and uncertainties facing the Group for the next six months. The types of risk to which the Group is exposed have not changed significantly over the half-year to 30 June 2011 and remain credit, market, life insurance, general insurance, liquidity, operational and reputational risks as described on pages 68 and 69 in the 2010 annual report.

(a) Credit risk
Aviva has a strong record of managing credit risk and we see credit as an area where we can make a good return for the benefit of both our policyholders and shareholders. We have broad ranging investment restrictions in place on sovereign and corporate exposure to Greece, Ireland, Italy, Portugal and Spain and have actively reduced our exposure to the most vulnerable countries. We have in place a comprehensive group-wide reporting system that consolidates credit exposures across geographies, business lines and exposure types. We have a robust framework of limits and controls to ensure portfolio diversification and the early identification of potential issues. Refer to section D3.4.5 on page 105 of this report for details of exposure to Greece, Ireland, Portugal, Spain and Italy.
      During the first half of 2011 the credit rating profile of our debt securities portfolio has remained strong. The proportion of our shareholder debt securities that are investment grade remained relatively stable at 87% (31 December 2010 (excluding Delta Lloyd): 87%).

(b) Market risk
We continue to limit our direct equity exposure. As discussed in note 23 on page 26, a rolling central equity hedging strategy remains in place to help control the Group's overall direct and indirect exposure to equities.
      We have a limited appetite for interest rate risk as we do not believe this is adequately rewarded. Our conservative and disciplined approaches to asset and liability management and pricing limits interest rate and guarantee risk. Asset and liability durations across the Group are generally well matched and actions have been taken to manage guarantee risk in the current low interest rate environment. Interest rate hedges are used widely to manage asymmetric interest rate exposures across our life insurance businesses as well as an efficient way to manage cash flow and duration matching. These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the Group's interest rate exposure.
      At a Group level we actively seek to manage foreign currency risk primarily by matching assets and liabilities in functional currencies at the business unit level. Foreign currency dividends from subsidiaries are hedged using FX forwards to provide certainty regarding the sterling value to be received by the Group. As described in note 23, hedges have also been used to protect the Group's capital against a significant depreciation in local currency versus sterling.

(c) Liquidity risk
The nature of our business means that we have a strong liquidity position, however we have in place a comprehensive monitoring and reporting process covering extreme scenarios along with appropriate contingency plans. At a Group level we maintain a prudent level of liquidity by holding a buffer of liquid assets to cover unforeseen circumstances. In addition, the Group has maintained £2.1 billion of un-drawn committed borrowing facilities from a range of leading international banks.

A17 - Risk management continued

(d) Life insurance risk
The risk profile of our life insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable in the first half of 2011. Persistency risk remains significant and continues to have a volatile outlook, with underlying performance linked to economic conditions. However, businesses across the Group continue to make progress with a range of customer retention activities.
The Group continues to write strong volumes of annuity new business in the UK adding to an already significant in force portfolio, offset to some degree by the reduced holding of Delta Lloyd longevity exposure. The Group has continued to write significant volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. All life insurance risks benefit from a significant diversification against other risks in the portfolio, limiting the impact on the Group's aggregate risk profile.

(e) General insurance risk
We continue to monitor our general insurance risk profile, including the impact of the underwriting cycle, customer, competitor and distributor behaviour, natural catastrophe events and the impact of broader economic conditions. The general insurance risk profile has shown a modest increase reflecting some growth in underlying general insurance business volumes.
      Aviva has no direct exposure to the catastrophe events in Australia, Japan and New Zealand in the first half of 2011 and we successfully renewed our main group-wide catastrophe reinsurance programme in April 2011.

(f) Operational risk
The Group continues to operate, validate and enhance its key operational controls and maintains constructive relationships with its regulators around the world. Developments in relation to key regulatory changes such as Solvency II and the Retail Distribution Review are monitored closely and we continue to work with regulatory bodies to ensure an appropriate outcome from an insurance industry perspective and prepare for the necessary business changes.

(g) Brand and reputation risk
Our success and results are, to a certain extent, dependent on the strength of our brands, the brands of our partners and our reputation with customers and agents in the sale of our products and services. While we as a Group are well recognised, we are vulnerable to adverse market and customer perception. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or the customer's expectations for the product change. We monitor this risk closely and have controls in place to limit this risk.

A18 - Subsequent events

Since 30 June 2011, volatility has continued within the Eurozone. We continue to monitor events on a daily basis and have a broad range of mitigating actions either in place or available if circumstances merit them.

A19 - Long-term business IFRS profit driver analysis

	6 months 2011				6 months 2010				Full year 2010
	United Kingdom £m	Aviva Europe £m	Rest of the world (excluding Delta Lloyd) £m	Total £m	United Kingdom £m	Aviva Europe1 £m	Rest of the world (excluding Delta Lloyd) £m	Total £m	Total £m
Note (a)
New business margin (£m)	236	180	55	471	230	179	58	467	1,033
APE (£m)	766	739	328	1,833	657	904	377	1,938	3,613
As margin on APE (%)	31%	24%	17%	26%	35%	20%	15%	24%	29%

New business margin reflects premiums less initial capital reserves.

Note (b)
Underwriting margin (£m)	79	211	91	381	88	196	86	370	752
Analysed by:
Expenses (£m)	53	82	77	212	54	76	67	197	371
Mortality and longevity (£m)	17	97	7	121	17	90	14	121	289
Persistency (£m)	9	32	7	48	17	30	5	52	92

Expense margin represents unwind of annual expense allowance on risk business and assumption changes. Mortality and persistency margin reflect conservative reserving for unit-linked, risk and spread business.

Note (c)
Unit-linked margin (£m)	198	275	13	486	177	271	13	461	920
As annual management charge on average reserves (bps)	95	114	186	106	100	122	203	114	111
Average reserves (£bn)	41.7	48.3	1.4	91.4	35.5	44.4	1.3	81.2	82.8

Unit-linked margin represents the return made on unit-linked business.
Average reserves include managed pension fund assets not consolidated in IFRS balance sheet.

Note (d)
Participating business (£m)	21	234	11	266	109	191	13	313	569
As bonus on average reserves (bps)	10	71	73	48	51	63	93	59	54
Average reserves (£bn)	41.7	65.9	3.0	110.6	42.5	60.3	2.8	105.6	106.3

Participating business is shareholders' share of the bonus to policyholders on with profit and other participating business.

Note (e)
Spread margin (£m)	78	28	242	348	82	26	254	362	688
As spread margin on average reserves (bps)	50	100	153	101	60	94	175	117	108
Average reserves (£bn)	31.5	5.6	31.6	68.7	27.4	5.5	29.0	61.9	63.9

Spread margin represents the return made on annuity and non-linked investment business.

Note (f)
Expected return on shareholder assets (£m)	111	80	28	219	98	66	38	202	429
Equity (%)	7.2%	6.9%	n/a	6.9%	7.8%	7.2%	n/a	7.2%	7.2%
Property (%)	5.7%	5.4%	n/a	5.6%	6.3%	5.7%	n/a	6.2%	6.2%
Bonds (%)	5.5%	4.3%	4.3%	4.9%	5.5%	4.4%	3.6%	4.8%	4.8%

Expected return being the return made on shareholder net assets.

Note (g)
Acquisition expenses (£m)	(178)	(262)	(52)	(492)	(183)	(275)	(52)	(510)	(990)
APE (£m)	766	739	328	1,833	657	904	377	1,938	3,613
As acquisition expense ratio on APE (%)	23%	35%	16%	27%	28%	30%	14%	26%	27%

Acquisition expenses include commission incurred in writing new business less deferred costs.

Note (h)
Administrative expenses (£m)	(157)	(260)	(102)	(519)	(178)	(240)	(103)	(521)	(1,067)
As existing business expense ratio on average reserves (bps)	27	43	57	38	34	44	62	42	42
Average reserves (£bn)	114.9	119.8	36.0	270.7	105.4	110.2	33.1	248.7	253.0

Administrative expenses comprise expenses and renewal commissions incurred in managing the existing book.

1. Aviva Europe comparative for 6 months 2010 includes reclassification of £39 million from unit-linked margin to underwriting margin.

A20 - Analysis of general insurance

(i) United Kingdom (excluding Group reinsurance and agencies in run-off)

		Net written premium			Underwriting result		Combined operating ratio
	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011%	6 months 2010%	Full year 2010%
Personal
Motor	705	569	1,195	38	(30)	(46)	94%	104%	103%
Homeowner	396	387	809	20	21	12	96%	98%	100%
Other	278	188	419	9	9	66	97%	98%	89%
	1,379	1,144	2,423	67	-	32	94%	98%	97%
Commercial
Motor	303	261	545	(18)	6	10	106%	98%	98%
Property	340	327	638	4	3	20	98%	102%	99%
Other	200	210	440	2	18	44	99%	91%	90%
	843	798	1,623	(12)	27	74	101%	97%	96%
Total	2,222	1,942	4,046	55	27	106	96%	98%	96%

(ii) France

		Net written premium			Underwriting result		Combined operating ratio
	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011%	6 months 2010%	Full year 2010%
Motor	193	184	318	4	(22)	(14)	95%	112%	104%
Property and other	263	245	416	17	4	15	89%	95%	96%
Total	456	429	734	21	(18)	1	92%	102%	99%

(iii) Ireland

		Net written premium			Underwriting result		Combined operating ratio
	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011%	6 months 2010%	Full year 2010%
Motor	98	106	200	15	15	(32)	85%	83%	117%
Property and other	102	106	197	(11)	(27)	15	111%	128%	92%
Total	200	212	397	4	(12)	(17)	98%	105%	105%

(iv) Canada

		Net written premium			Underwriting result		Combined operating ratio
	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011%	6 months 2010%	Full year 2010%
Motor	579	551	1,055	60	15	29	91%	97%	98%
Property	322	315	654	(8)	20	(3)	101%	96%	101%
Liability	99	105	201	(7)	3	18	106%	98%	92%
Other	25	25	48	1	5	16	89%	67%	62%
Total	1,025	996	1,958	46	43	60	96%	96%	97%

A21 - Funds under management

	30 June 2011			31 December 2010
	Life and related businesses £m	General business and other £m	Total £m	Total £m
Total IFRS assets included in the consolidated statement of financial position	292,726	29,880	322,606	370,107
Less: third party funds included within consolidated IFRS assets	-	(9,482)	(9,482)	(9,999)
	292,726	20,398	313,124	360,108
Third party funds under management			71,851	75,491
			384,975	435,599
Non-managed assets			(33,363)	(33,348)
Funds under management			351,612	402,251
Delta Lloyd			-	(62,362)
Funds under management (excluding Delta Lloyd)			351,612	339,889

A22 - Operational cost base

The Aviva operating cost base is calculated from reported IFRS expenses as set out in the table below:

	6 months 2011 £m	6 months 2010 £m
Other expenses (as reported)	1,422	1,328
Less: Non-operating items included above (amortisation and impairments)	(334)	(224)
Add: Claims handling costs1	306	307
Non-commission acquisition costs2	584	541
Operating cost base from continuing operations	1,978	1,952
Operating cost base from discontinued operations	362	451
Operating cost base	2,340	2,403

1. As reported within Claims and benefits paid of £14,538 million (2010: £14,630 million).
2. As reported within Fee and commissions expense of £2,533 million (2010: £3,178 million).

During HY11, the operating cost base from continuing operations increased by 1% to £1,978 million (HY10: £1,952 million). The like-for-like cost base presented below is adjusted for the impact of foreign exchange, businesses acquired during the year, the impact of European levies, Solvency II costs and elimination of one-off restructuring and integration spend in both years. On a like-for-like basis the cost base increased by 1% to £1,865 million compared with a 30 June 2010 like-for-like cost base of £1,849 million.

Movement in operating cost base

£m
Total operating cost base 30 June 2010	2,403
Delta Lloyd costs for the six months to 30 June 20101	(451)
Total operating cost base from continuing operations 30 June 2010	1,952
Less: restructuring, integration and brand costs for the six months to 30 June 2010	(72)
European levies2	(30)
Impact of acquisitions3	5
Foreign exchange	(6)
30 June 2010 like-for-like operating cost base	1,849
Inflation4	53
UK Life	(26)
UK General Insurance	(18)
Aviva Europe	9
Other businesses (including Group centre)	(2)
30 June 2011 like-for-like operating cost base	1,865
Restructuring, integration and brand costs 30 June 2011	81
European levies2	32
Total operating cost base from continuing operations 30 June 2011	1,978
Delta Lloyd costs from 1 January 2011 to 6 May 20111	362
Total operating cost base 30 June 2011	2,340

1. Delta Lloyd associate status effective from 7 May 2011 onwards
2. Levies and sales taxes charged to European Businesses.
3. Impact of acquisitions - restatement of the 2010 cost base for the impact of acquisitions in both 2010 and 2011 to achieve a cost base on a like-for-like basis.

4. Inflation - Notional level of Inflation that would have impacted the operating cost base during the period. This is calculated at an individual country level, and applied to operating expenditure i.e. excluding restructuring and integration costs (but including adjustments for acquisitions and disposals). The overall weighted average is calculated at 2.8%.

Directors' responsibility statement

Directors' responsibility statement pursuant to Disclosure and Transparency Rule 4.2.10
Each of the directors confirms that, to the best of their knowledge:

(a)  the Group condensed financial statements in this report, which have been prepared in accordance with IFRS as adopted by the EU, IFRIC interpretation and those parts of the Companies Act 2006 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and results of the Group taken as a whole;

(b)  the commentary contained in this report includes a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties that they face; and

(c) the half year report includes a fair review of the information required on material transactions with related parties and changes since the last annual report.

Information on the current directors responsible for providing this statement can be found on pages 94 and 95 of Aviva plc's 2010 Annual Report and Accounts.

By order of the Board

Andrew Moss                                                         Patrick Regan

Group chief executive                                          Chief financial officer

3 August 2011

Independent review report to Aviva plc
Introduction
We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related notes A1 to A18 on pages 39 to 65. Our review did not extend to the information disclosed in notes A19 to A22. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standards on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board (ISRE 2410). To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Rules and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note A1, the annual financial statements of the group are prepared in accordance with IFRS as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with ISRE 2410. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP

London

3 August 2011

End of part 3 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 August 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary